Exhibit 2.3

120706000554

CERTIFICATE OF AMENDMENT

TO THE CERTIFICATE OF INCORPORATION OF

Greene Concepts, Incorporated

Under Section 805 of the Business Corporation Law

1.            The name of the corporation is: Greene Concepts, Incorporated.

2.            The certificate of incorporation of said corporation was filed by the Department of State on August 18, 1952.

3.            (a)       Paragraph Third of the Certificate of Incorporation relating to the authorized shares is amended to: reduce the amount of common authorized shares from 10,000,000,000 pv.001 to 3,000,000,000 pv.001 The corporation currently has 6,120,099,979 shares issued and outstanding which shall change into 61,200,999 issued shares at a rate of 100:1. There are currently 3,879,900,021 shares un-issued which shall change into 38,799,000 un-issued shares at a rate of change of 100:1. The corporation will then add 2,900,000,001 par value of .001 common shares for a total of 3,000,000,000 par value of .001 common shares.

(b)        To effect the foregoing, Article Four (4) of the Certificate of Incorporation relating to the authorized shares of the corporation, is amended to read as follows:

“(4)        “The aggregate number of shares of all classes of stock which the corporation shall have the authority to issue is (3,020,000,000) shares, of which THREE BILLION (3,000,000,000) shares shall be shares of common stock with ..001 par value and TWENTY MILLION (20,000,000) shares of which 10,000,000 with be Preferred Stock .001 par value per share and 10,000,000 will be Preferred Stock Series A .001 par value.

The amendment was authorized by the vote of the Board of Directors followed by a unanimous written consent of the holders of all outstanding shares.

Greene Concepts, Incorporated

Dated: 7/5/2012

By:
Leonard M. Greene
Chief Executive Officer

120706000554